Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At March 31, 2023 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These unaudited condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended March 31, 2023 were approved by the Board of Directors and signed on its behalf on May 15, 2023.

(Signed) J.M. Learmonth	(Signed) C.O. Goodburn

Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the		Three months ended
		March 31,
Unaudited	Note	2023	2022

Revenue		29,435	35,072
Royalty		(1,480)	(1,758)
Production costs	7	(19,850)	(14,359)
Depreciation	13	(2,255)	(2,063)
Gross profit		5,850	16,892
Other income		18	2
Other expenses	8	(640)	(793)
Administrative expenses	9	(5,938)	(2,371)
Cash-settled share-based expense	10.1	(280)	(367)
Equity-settled share-based expense	10.2	(110)	(82)
Net foreign exchange gain	11	1,533	909
Net derivative financial instrument expense		(434)	(1,738)
Operating (loss) profit		(1)	12,452
Finance income	12	5	1
Finance cost	12	(772)	(117)
(Loss) profit before tax		(768)	12,336
Tax expense		(3,502)	(4,719)
(Loss) profit for the period		(4,270)	7,617

Other comprehensive (loss) income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(369)	693
Total comprehensive (loss) income for the period		(4,639)	8,310

(Loss) profit attributable to:
Owners of the Company		(5,030)	5,940
Non-controlling interests		760	1,677
(Loss) profit for the period		(4,270)	7,617

Total comprehensive (loss) income attributable to:
Owners of the Company		(5,399)	6,633
Non-controlling interests		760	1,677
Total comprehensive (loss) income for the period		(4,639)	8,310

(Loss) earnings per share
Basic (loss) earnings per share ($)		(0.30)	0.45
Diluted (loss) earnings per share ($)		(0.30)	0.45

The accompanying notes on pages 6 to 31 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “C.O. Goodburn”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		March 31,	December 31,
As at	Note	2023	2022

Assets
Property, plant and equipment	13	179,824	178,983
Exploration and evaluation assets	14	89,129	17,579
Deferred tax asset		116	202
Total non-current assets		269,069	196,764

Inventories	15	18,477	18,334
Derivative financial assets		6	440
Income tax receivable		82	40
Prepayments	16	3,356	3,693
Trade and other receivables	17	9,957	9,185
Cash and cash equivalents	18	19,021	6,735
Total current assets		50,899	38,427
Total assets		319,968	235,191

Equity and liabilities
Share capital	19	156,230	83,471
Reserves		137,542	137,801
Retained loss		(55,879)	(50,222)
Equity attributable to shareholders		237,893	171,050
Non-controlling interests		21,657	22,409
Total equity		259,550	193,459

Liabilities
Provisions	20	3,698	2,958
Deferred tax liabilities		4,834	5,123
Cash-settled share-based payment - long term portion	10.1	386	1,029
Loan note instruments - long term portion	21	4,111	-
Lease liabilities - long term portion		167	181
Total non-current liabilities		13,196	9,291

Cash-settled share-based payment - short term portion	10.1	482	1,188
Lease liabilities - short term portion		136	132
Income tax payable		2,210	1,324
Trade and other payables	22	26,048	17,454
Loan note instruments - short term portion	21	2,514	7,104
Overdraft	18	15,832	5,239
Total current liabilities		47,222	32,441
Total liabilities		60,412	41,732
Total equity and liabilities		319,968	235,191

The accompanying notes on pages 6 to 31 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556
Transactions with owners:
Dividends declared		-	-	-	-	(1,788)	(1,788)	-	(1,788)
Shares issued:
- Shares issued on settlement of incentive plan awards	10.1	804	-	-	-	-	804	-	804
- Equity-settled share-based expense	10.2	-	-	-	82	-	82	-	82
Total comprehensive income:
Profit for the period		-	-	-	-	5,940	5,940	1,677	7,617
Other comprehensive income for the period		-	693	-	-	-	693	-	693
Balance at March 31, 2022		83,471	(8,632)	132,591	14,595	(54,998)	167,027	20,937	187,964

Balance December 31, 2022		83,471	(9,787)	132,591	14,997	(50,222)	171,050	22,409	193,459
Transactions with owners:
Dividends declared		-	-	-	-	(627)	(627)	(1,512)	(2,139)
Share-based payments:
- Shares issued on settlement of incentive plan awards	10.1	351	-	-	-	-	351	-	351
- Equity-settled share-based expense	10.2	-	-	-	110	-	110	-	110
Shares issued:
- Equity raise (net of transaction cost)	19	10,014	-	-	-	-	10,014	-	10,014
- Bilboes acquisition	5	62,394	-	-	-	-	62,394	-	62,394
Total comprehensive income:
Loss for the period		-	-	-	-	(5,030)	(5,030)	760	(4,270)
Other comprehensive loss for the period		-	(369)	-	-	-	(369)	-	(369)
Balance at March 31, 2023		156,230	(10,156)	132,591	15,107	(55,879)	237,893	21,657	259,550
	Note	19

The accompanying notes on pages 6 to 31 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		Three months ended March 31,
	Note	2023	2022

Cash inflow from operations	23	664	11,844
Interest received		5	1
Finance costs paid		(200)	(31)
Tax paid		(1,345)	(1,659)
Net cash (outflow)/ inflow from operating activities		(876)	10,155

Cash flows used in investing activities
Acquisition of property, plant and equipment		(4,593)	(9,734)
Acquisition of exploration and evaluation assets		(144)	(224)
Net cash used in investing activities		(4,737)	(9,958)

Cash flows from financing activities
Dividends paid		(2,424)	(1,788)
Payment of lease liabilities		(37)	(40)
Shares issued – equity raise (net of transaction cost)	19	10,823	–
Loan note instruments - Motapa payment	21	(5,399)	–
Loan note instruments - Solar bond issue receipts	21	4,500	–
Net cash inflow/(outflow) from financing activities		7,463	(1,828)

Net increase/(decrease) in cash and cash equivalents		1,850	(1,631)
Effect of exchange rate fluctuations on cash and cash equivalents		(157)	(204)
Net cash and cash equivalents at the beginning of the period		1,496	16,265
Net cash and cash equivalents at the end of the period		3,189	14,430

The accompanying notes on pages 6 to 31 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

1       Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2023 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2       Basis of preparation

i)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2022.

ii)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;

•	equity-settled share-based payment arrangements measured at fair value on the grant date; and

•	derivative financial assets and derivative financial liabilities measured at fair value. (The put options included in derivative financial assets were classified as level 1 in the fair value hierarchy.)

iii)                Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollar (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 11 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the consolidated statement of profit or loss and other comprehensive income.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

3       Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a)       Judgement

Judgement is required when assessing whether the Group controls an entity or not. Controlled entities are consolidated. Further information is given in notes 4 and 5.

4       Significant accounting policies

The same accounting policies and methods of computation, except as included below, have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2022. In addition, the accounting policies have been applied consistently throughout the Group.

(a)	Exploration and evaluation assets

Qualifying exploration costs are capitalised as incurred. Costs incurred before the legal rights to explore are obtained are recognised in profit or loss. The costs related to speculative drilling on unestablished orebodies at the Blanket Mine, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under Exploration and evaluation assets. Qualifying direct expenditures include such costs as mineral rights, options to acquire mineral rights, materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on property, plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period they occur. Once the technical feasibility and commercial viability of the mining project have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised, at their initial cost, until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified. Exploration and evaluations assets are not depreciated.

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of the mineral project and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g. such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

4       Significant accounting policies (continued)

(b)	Asset and liability acquisition

In determining whether an acquisition should be accounted for as a business combination or asset acquisition, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business, and is instead deemed to be an asset. If this is not the case, the Company then further evaluates whether the single identifiable asset or group of similar identifiable assets and activities includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, the Company includes that the single identifiable asset or group of similar identifiable assets and activities is a business.

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that:

(a)	Identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognised at fair value of the acquisition date; and

(b)	The excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be allocated to Exploration and evaluation assets.

Transaction costs related to business combinations are expensed as incurred.

5       Tribute Arrangement and Mining Agreement and Bilboes Gold Limited acquisition

On July 21, 2022 Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) entered into a Tribute Arrangement, and related Mining Agreement with Bilboes Holdings (Private) Limited (“Bilboes Holdings”) to mine its oxide and transitional ore (“tribute agreement”). This tribute agreement was specific to the Bilboes oxide mine and Bilboes Holdings was in care and maintenance at date of agreement.

In terms of the tribute agreement, Bilboes Holdings granted CHZ the right to mine the Bilboes oxide mine operations for the purpose of winning gold. In terms of this right, CHZ could operate the Bilboes oxide mine using a combination of Bilboes resources and their own, to extract oxides ore and dispose of the products for CHZ’s account.

Subject to the stipulation in the tribute agreement, CHZ assumed all responsibility in connection with the oxide mining claims as if CHZ were the owner thereof and Bilboes Holdings remained the registered holder of the mining claims until ownership passes in terms of the Sale and Purchase Agreement, mentioned below.

In terms of the tribute agreement, CHZ had the right to provide instructions over the scope of works for the Bilboes oxide mine in terms of an operational plan and also has the right to terminate the tribute agreement. CHZ, therefore, had the ability to affect the variable returns of the Bilboes oxide mine and to ensure its returns are in line with the expectation of recouping its “investment” (all funds provided) at a 25% internal rate of return.

The Tribute agreement became effect on August 1, 2022, when the Ministry of Mines approval was received, control was obtained through contractual arrangement.

The Bilboes oxide mine did not have sufficient processes in place to operate the oxide mining operations and was reliant on CHZ to provide instructions on the mining operations to create the necessary outputs. The Bilboes oxide mine was assessed as an asset and liability acquisition and not a business combination in terms of IFRS 3 Business Combinations. Directly attributable costs of bringing the Bilboes oxide mine to the location and condition necessary for it to be capable of operating in the manner intended by CHZ amounted to $872 and was accounted for as Property, plant and equipment in the December 31, 2022 Consolidated Financial statements. At the date of approval of the Unaudited condensed consolidated financial statements the tribute agreement remained in effect.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

5       Tribute Arrangement and Mining Agreement and Bilboes Gold Limited acquisition (continued)

In addition to the Tribute arrangement, Caledonia signed a conditional agreement (the “Sale and Purchase Agreement”) to purchase 100% of Bilboes Gold Limited on July 21, 2022. Bilboes Gold Limited, is the holding company of Bilboes Holdings that owns high-grade sulphide resources and the mentioned mining claims to the oxide mine deposit. It was agreed that Caledonia would purchase Bilboes Gold Limited for a consideration to be settled by issue to the sellers of 5,123,044 new shares in Caledonia, comprising initial consideration shares, escrow consideration shares and deferred consideration shares. In addition to the shares, the agreement was also to grant a 1 percent net smelter royalty (“NSR”) on the Bilboes sulphide mine’s revenues to one of the sellers, Baker Steel Resources Trust Limited (“Baker Steel”), essentially instead of a number of shares that they would have been entitled to should they have agreed to accept all of their consideration in shares. The Sale and Purchase Agreement would give Caledonia the rights to the sulphide project in addition to the right to mine the Bilboes oxide mine as a result of the tribute agreement. On January 6, 2023, the Company announced that, following the satisfaction of conditions precedent, it completed the acquisition of Bilboes Gold Limited that gave right to further evaluate the sulphide resources in addition to the oxide mining activities agreed in the tribute agreement.

The acquisition of Bilboes Gold Limited was classified an asset and liability acquisition and not a business combination in terms of IFRS 3 Business Combinations. Refer to note 4(b) for the accounting policy on an asset and liability acquisition.

Upon completion of the transaction on January 6, 2023, the initial consideration shares were issued, in the amount of 4,425,797 common shares, to the three sellers of Bilboes Gold Limited and the NSR agreement was signed.

The escrow consideration shares of 441,095 common shares of Caledonia were issued to one of the sellers in settlement of a separate commercial arrangement between its subsidiary and the holding company of another seller, and upon receipt by the Company of a “share adjustment notice” instructing the issue of the shares. The share adjustment notice was only issued once approval has been obtained from the Reserve Bank of Zimbabwe for such commercial arrangement. On March 30, 2023, 441,095 escrow shares were issued after the share adjustment notice was received.

Deferred consideration shares of 256,152 common shares of Caledonia were admitted to trading on the AIM on April 14, 2023. The deferred consideration shares were accounted for as a liability at March 31, 2023 as the number of shares could be adjusted to take into account changes in the financial position of Bilboes Gold from signing the Sale and Purchase Agreement to completion. This liability (Bilboes deferred shares payable) is classified as level 1 in the fair value hierarchy as it is based on the publicly available share price. Total consideration shares issued for the acquisition of Bilboes Gold amounted to 5,497,293 shares with the value of the consideration shares set at US$65.677 million. The value of the initial considerations shares issued based on the last trading day's closing share price on NYSE American LLC before completion of US$12.82 per share.

Consideration paid (January 6, 2023)

Equity issues	$’000
Initial consideration shared (4,425,797 at $12.82 per share)	56,739
Escrow shares issued (441,095 at $12.82 per share)	5,655
Deferred consideration shares (256,152 at $12.82 per share)	3,283
Total gross consideration	65,677
Bilboes oxide mine assets (pre-acquisition)	(872)
Prepayments - Bilboes pre-effective date costs	877
Total net consideration	65,682

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

5       Tribute Arrangement and Mining Agreement and Bilboes Gold Limited acquisition (continued)

Recognised amounts of identifiable assets and liabilities assumed (January 6, 2023)
Exploration and evaluation assets (note 14)	71,406
Inventories	68
Prepayments (note 16 )	5
Trade and other receivables	804
Cash and cash equivalents	54
Provisions	(704)
Trade and other payables - external	(5,913)
Lease liabilities	(28)
Income tax payable	(10)
65,682

Acquisition-related costs

Included in administrative costs is an amount of $3.1 million payable to advisors on the successful completion of the Bilboes Gold Limited acquisition. In 2022 $3.1 million was incurred on advisory services fees related to the transaction.

6       Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;

•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;

•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group-related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

6       Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed an assessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a) 20% of the 16% shareholding of NIEEF;
(b) 20% of the 15% shareholding of Fremiro; and
(c) 100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).

•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At March 31, 2023 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.

•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.

•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

6       Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

		Effective interest	NCI subject to	Balance of facilitation loan #
	Shareholding	& NCI recognised	facilitation l oan	March 31, 2023	December 31, 2022
NIEEF	16%	3.2%	12.8%	8,489	9,414
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	- *	- *	4,908	5,612
	36%	13.2%	12.8%	13,397	15,026

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2023	2022

Balance at January 1	15,026	16,712
Interest incurred	259	–
Dividends used to repay loan	(1,888)	–
Balance at March 31	13,397	16,712

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding were as follows:

•	a $2 million payment on or before September 30, 2012;

•	a $1 million payment on or before February 28, 2013; and

•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends. The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to the Community Trust will be unencumbered from date the loan was settled in full.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

7       Production costs

	2023	2022

Blanket - salaries and wages*	6,319	5,532
Bilboes - salaries and wages	849	–
Blanket - consumable materials*	5,743	5,126
Bilboes - consumable materials	1,862	–
Blanket - electricity costs*	2,934	2,277
Bilboes - electricity costs	338	–
Safety	261	231
Cash-settled share-based expense (note 10.1(a))	394	513
Blanket - On mine administration*	316	366
Bilboes - On mine administration	297	–
Security	239	276
Solar operations and maintenance services	279	–
Pre-feasibility exploration costs	19	38
	19,850	14,359

*Gold work in progress included in production cost amounts above were:

	2023	2022

Salaries and wages	(197)	(134)
Consumable materials – Operations	(137)	(165)
Electricity costs	(138)	(96)
On mine administration	(43)	–
	(515)	(395)

8       Other expenses

	2023	2022

Intermediated Money Transaction Tax*	382	174
Community and social responsibility cost	258	152
Impairment of exploration and evaluation assets – Connemara North and Glen Hume (note 14)	–	467
	640	793

*	Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means, between two or more persons. The presidential announcement made on May 7, 2022 increased the IMTT charges on all domestic foreign currency transfers from 2% to 4%,

9       Administrative expenses

	2023	2022

Investor relations	163	125
Audit fee	69	68
Advisory services fees	3,427	295
Listing fees	239	155
Directors fees – Company	172	127
Directors fees – Blanket	15	14
Employee costs	1,380	1,151
Other office administration cost	67	49
Information Technology and Communication cost	29	51
Management liability insurance	243	241
Travel costs	134	95
	5,938	2,371

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

10       Share-based payments

10.1       Cash-settled share-based payments

(a)       Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and a performance period of one up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2022: 93%-100%) average performance multiplier was used in calculating the estimated liability.

The liability as at March 31, 2023 amounted to $868 (December 31, 2022: $2,217). Included in the liability as at March 31, 2023 is an amount of $394 (2022: $513) that was expensed and classified as production costs; refer to note 7. The cash-settled share-based expense (excluding production cost) for the period amounted to $280 (2022: $367). During the period PUs to the value of $351 were settled in share capital (net of employee tax) (2022: $804). On April 7, 2023, 79,894 PUs were granted.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

10       Share-based payments (continued)

10.1       Cash-settled share-based payments (continued)

(a)       Restricted Share Units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on March 31:

	March 31, 2023		December 31, 2022
	RSUs	PUs	RSUs	PUs
Risk free rate	3.48%	3.48%	3.88%	3.88%
Fair value (USD)	15.03	15.20	12.52	12.42
Share price (USD)	15.03	15.20	12.40	12.42
Performance multiplier percentage	–	93-100%	–	93-100%
Volatility	–	0.91	1.29	0.91

Share units granted:	RSUs	PUs	RSUs	PUs
Grant - January 11, 2019	–	95,740	–	95,740
Grant - March 23, 2019	–	28,287	–	28,287
Grant - June 8, 2019	–	14,672	–	14,672
Grant - January 11, 2020	17,585	114,668	17,585	114,668
Grant - March 31, 2020	–	1,971	–	1,971
Grant - June 1, 2020	–	1,740	–	1,740
Grant - September 9, 2020	–	1,611	–	1,611
Grant - September 14, 2020	–	20,686	–	20,686
Grant - October 5, 2020	–	514	–	514
Grant - January 11, 2021	–	78,875	–	78,875
Grant - April 1, 2021	–	770	–	770
Grant - May 14, 2021	–	2,389	–	2,389
Grant - June 1, 2021	–	1,692	–	1,692
Grant - June 14, 2021	–	507	–	507
Grant - August 13, 2021	–	2,283	–	2,283
Grant - September 1, 2021	–	553	–	553
Grant - September 6, 2021	–	531	–	531
Grant - September 20, 2021	–	526	–	526
Grant - October 1, 2021	–	2,530	–	2,530
Grant - October 11, 2021	–	500	–	500
Grant - November 12, 2021	–	1,998	–	1,998
Grant - December 1, 2021	–	936	–	936
Grant - January 11, 2022	–	96,359	–	96,359
Grant - January 12, 2022	–	825	–	825
Grant - May 13, 2022	–	2,040	–	2,040
Grant - June 1, 2022	–	1,297	–	1,297
Grant - July 1, 2022	–	2,375	–	2,375
Grant - October 1, 2022	–	2,024	–	2,024
RSU dividends reinvested	7,032	–	1,980	–
Settlements/terminations	(24,617)	(377,089)	–	(254,491)
Total awards	–	101,810	19,565	224,408

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

10       Share-based payments (continued)

10.2       Equity-settled share-based payments

(a)       EPUs

EPUs have a performance condition based on gold production, average normalised controllable cost per ounce of gold and a performance period of up to three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at March 31, 2023 amounted to $110 (2022: $82). On April 7, 2023, 93,035 EPUs were granted.

The following assumptions were used in estimating the fair value of the equity-settled share-based payment liability on:

Grant date	January 24, 2022
Number of units - granted date and reporting date	130,380
Share price (USD) - grant date	11.50
Fair value (USD) - grant date	10.15
Performance multiplier percentage at December 31, 2023	100%

11       Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 929.86 RTGS$ to 1 US Dollar as at March 31, 2023 (December 31, 2022: 684.33 RTGS$). On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (“RTGS$”) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

11       Net foreign exchange gain (continued)

In June 2021 the RBZ announced that companies that are listed on the Victoria Falls Stock Exchange (“VFEX”) will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021. In December 2021, Caledonia obtained a secondary listing on the VFEX and Blanket received all amounts due in terms of that revised policy. The CMCL listing on the VFEX enabled Blanket to receive approximately 71.5% of its total revenue in US Dollars and the balance in RTGS$.

The Company participated in the foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars up to June 15, 2021

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss and other comprehensive income.

	2023	2022

Unrealised foreign exchange gain	1,749	1,948
Realised foreign exchange loss	(216)	(1,039)
Net foreign exchange gain	1,533	909

12       Finance income and finance cost

	2023	2022

Finance income received - Bank	5	1

Unwinding of rehabilitation provision (note 20)	66	77
Finance cost - Leases	6	9
Finance cost - Overdraft	200	31
Finance cost - Motapa loan note payable (note 21)	475	–
Finance cost - Solar loan note payable (note 21)	25	–
	772	117

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

13       Property, plant and equipment

Cost	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets*	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant&	Total

Balance at January 1, 2022	14,435	543	73,914	35,476	64,319	1,342	3,169	1,940	195,138
Additions	–	–	–	31,711	3,049	243	147	12,198	47,348
Impairments@	–	–	(8,518)	–	(998)	–	–	–	(9,516)
Reallocations between asset classes #	759	–	15,886	(20,734)	4,089	–	–	–	–
Acquisition of Bilboes oxide assets (Tribute)	–	–	872	–	–	–	–	–	872
Foreign exchange movement	–	(18)	–	–	26	(22)	(2)	–	(16)
Balance at December 31, 2022	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826
Additions	–	–	92	2,813	110	80	–	16	3,111
Reallocations between asset classes	–	–	5,646	(5,812)	166	–	–	–	–
Foreign exchange movement	–	(14)	–	–	(3)	(20)	(2)	–	(39)
Balance at March 31, 2023	15,194	511	87,892	43,454	70,758	1,623	3,312	14,154	236,898

*	Included in additions is the change in estimate for the decommissioning asset of ($30) (2022: ($468))
@	Included in the 2022 impairments are development asset costs of $8,518 that predominantly relates to prospective areas above 750 meters at Blanket which are not included in the LoMP. Also included in the 2022 impairments are generator cost of $791 and loader bottom decks at a cost of $101, these assets were no longer in working condition. The carrying amount for these impaired assets were impaired to $Nil.
&	The solar plant was fully commissioned on February 2, 2023 and the sale agreement between Caledonia Mining Corporation Plc and Caledonia Mining Services (Private) Limited was concluded for the sale of the solar plant. Depreciation on the solar plant commenced on February 2, 2023 and the power purchase agreement, between Caledonia Mining Services (Private) Limited and Blanket Mine, became effective. In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (PvT) Ltd (which owns the solar plant) to issue loan note instruments (“bonds”) up to a value of $12 million. The decision was taken in order to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. Refer to note 21.2 for more information on these loan note instruments.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

13       Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2022	7,335	97	8,910	600	25,505	958	2,631	–	46,036
Depreciation for the year	1,015	137	3,990	93	4,527	163	216	–	10,141
Accumulated depreciation for impairments	–	–	(532)	–	(775)	–	–	–	(1,307)
Foreign exchange movement	–	(4)	–	–	–	(21)	(2)	–	(27)
Balance at December 31, 2022	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843
Depreciation for the period	252	32	789	22	850	44	58	208	2,255
Foreign exchange movement	–	(5)	–	–	–	(18)	(1)	–	(24)
Balance at March 31, 2023	8,602	257	13,157	715	30,107	1,126	2,902	208	57,074

Carrying amounts
At December 31, 2022	6,844	295	69,786	45,760	41,228	463	469	14,138	178,983
At March 31, 2023	6,592	254	74,735	42,739	40,651	497	410	13,946	179,824

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

14       Exploration and evaluation assets

	Bilboes Gold Limited	Motapa	Maligreen	Connemara North	GG	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2022	–	–	4,196	463	3,618	290	16	65	8,648
Acquisition costs:
- Mining claims acquired	–	7,844	–	–	–	–	–	–	7,844
Exploration costs:
- Consumables and drilling	–	–	1,170	–	36	–	–	–	1,206
- Contractor	–	–	–	4	–	–	–	–	4
- Labour	–	–	260	–	37	–	11	–	308
- Power	–	–	–	–	32	4	–	–	36
Impairment *	–	–	–	(467)	–	–	–	–	(467)
Balance at December 31, 2022	–	7,844	5,626	–	3,723	294	27	65	17,579
Acquisition costs:
- Bilboes Gold Limited	71,406	–	–	–	–	–	–	–	71,406
Exploration costs:
- Consumables and drilling	–	–	86	–	–	–	–	–	86
- Labour	–	–	58	–	–	–	–	–	58
Balance at March 31, 2023	71,406	7,844	5,770	–	3,723	294	27	65	89,129

*	Caledonia has completed sufficient work to establish that the potential orebody at the Connemara North properties will not meet Caledonia’s requirements in terms of size, grade and width. Accordingly, Caledonia will not exercise the option to acquire the property.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

14       Exploration and evaluation assets (continued)

(a)	Bilboes Gold Limited

Refer to note 5 for more information on the acquisition of the Bilboes Gold Limited sulphide exploration and evaluation project.

(b)	Motapa

On November 1, 2022 Caledonia entered into a Share Purchase Agreement with Bulawayo Mining Company Limited (“Bulawayo Mining”) to acquire all the shares of Motapa Mining Company UK Limited (“Motapa”), along with its wholly owned subsidiary Arraskar Investments (Private) Limited (“Arraskar”).

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to the Bilboes gold project.

The Motapa asset has been mined throughout most of the second half of the 20th century, Caledonia understands that during this period the region produced as much as 300,000 ounces of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team in best understanding the prospectivity of the region.

The acquisition was accounted for as an asset acquisition as the net assets acquired do not meet the definition of a business. The purchase price of the net assets acquired was allocated to Exploration and evaluation assets based on management’s estimation of the fair value at acquisition.

The initial purchase price of $1 million was paid on November 1, 2022. Stamp duties of $41 were paid on November 9, 2022. There were no liabilities assumed with the acquisition of Motapa and Arraskar. The remainder of the purchase price is to be settled by way of loan notes (refer to note 21.1).

(c)	Maligreen

On November 3, 2021 the mining claims had been transferred to Caledonia over the Maligreen project (“Maligreen”), a property situated in the Gweru mining district in the Zimbabwe Midlands, for a total cash consideration of US$4 million. The property is estimated to contain a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

•	An estimated 60,000 meters of diamond core and percussion drilling

•	3.5 tonnes of bulk metallurgical test work

•	Aeromagnetic and ground geophysical surveys

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

14       Exploration and evaluation assets (continued)

(c)	Maligreen (continued)

On November 7, 2022 the Company published an announcement and an updated technical report on SEDAR updating the estimated mineral resources at Maligreen. The report has an effective date of September 30, 2022 and estimates measured and indicated mineral resources of 8.03 million tonnes at a grade of 1.71g/t containing approximately 442,000 ounces of gold and inferred mineral resources of 6.17 million tonnes at a grade of 2.12g/t containing approximately 420,000 ounces of gold. The upgrade to the mineral resources at Maligreen improves the geological confidence of approximately half the mineral resources from inferred to measured and indicated mineral resources from the previous mineral resources statement.

Since Caledonia acquired the Maligreen claims in November 2021 it has been focused on reviewing the geological work conducted at the property with a view to upgrading the Mineral Resources in 2022.

15       Inventories

	2023	December 31, 2022

Consumable stores*	17,298	17,645
Gold in progress and Ore stock-pile	1,179	689
	18,477	18,334

*	Included in consumables stores is an amount of ($1,510) (2022: ($1,510)) for provision for obsolete stock.

16       Prepayments

	2023	December 31, 2022

Suppliers - South Africa	288	254
- Zimbabwe	2,814	1,494
- Bilboes	5	802
Solar prepayments	–	104
Bilboes pre-effective date costs (oxide)	–	877
Other prepayments	249	162
	3,356	3,693

17       Trade and other receivables

	2023	December 31, 2022

Bullion sales receivable	6,726	7,383
VAT receivables	2,414	1,001
Solar - VAT and duty receivables	720	720
Deposits for stores, equipment and other receivables	97	81
	9,957	9,185

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due (i.e., the gross bullion sales receivable balance is comprised of performing debt). Up to the date of approval of these financial statements all scheduled payments have been received.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

18       Cash and cash equivalents

	2023	December 31, 2022

Bank balances	17,058	4,737
Restricted cash*	1,963	1,998
Cash and cash equivalents	19,021	6,735
Bank overdrafts used for cash management purposes	(15,832)	(5,239)
Net cash and cash equivalents	3,189	1,496

*

The restricted cash amount of $963 (2022: $998) (denominated in RTGS$) held by Blanket Mine which has been earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of Caledonia Mining South Africa (Proprietary) Limited (“CMSA”). The letter of credit was issued by Stanbic Bank Zimbabwe on February 13, 2023 and has a 120-day tenure to settlement. The cash on maturity will be transferred to CMSA’s bank account, denominated in South African Rands.

Caledonia shall retain at least $1 million as the penalty sum, in a bank account held in its name in Jersey for so long as any amounts remain outstanding on the Loan note payable. Refer to notes 14 and 21 for more information.

	Date drawn	Expiry	Repayment term	Principal value	Balance drawn at March 31, 2023
Overdraft facilities
Stanbic Bank - RTGS$ denomination	January 2023	February 2024	On demand	$350 million	$Nil
Stanbic Bank - USD denomination	January 2023	February 2024	On demand	$4 million	$4 million
CABS Bank of Zimbabwe - USD denomination	April 2022	November 2023	On demand	$2 million	$1.3 million
Ecobank - USD denomination	November 2022	October 2023	On demand	$7 million	$6.5 million
Nedbank Zimbabwe - USD denomination	December 2022	October 2023	On demand	$3.5 million	$2.8 million

Subsequent to the period end Nedbank Zimbabwe extended an additional unsecured US$3,5 million term loan facility to Blanket.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

19       Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount

January 1, 2022	12,756,606	82,667
Shares issued:
- share-based payment - employees (note 10.1(a))	76,520	804
December 31, 2022	12,833,126	83,471
Shares issued:
- share-based payment - employees (note 10.1(a))	24,389	351
- equity raise*	1,205,700	10,014
- Bilboes Gold Limited acquisition (note 5)	4,836,892	62,394
March 31, 2023	18,900,107	156,230

*

Gross proceeds of $10,770 with a transaction cost of $756 were raised by issuing depository interests on the AIM of the London Stock Exchange in March 2023

Mark Learmonth, Chief Executive Officer, and Toziyana Resources Limited, a company affiliated with Victor Gapare, executive Director of the Company, subscribed for 3,587 placing shares and 11,000 placing shares respectively on the AIM of the London Stock Exchange, at the same price that were offered to other market participants.

A further $5.85 million of Zimbabwe Depository Receipts (“ZDRs”) on the VFEX were issued post March 31, 2023 of which $809 were paid before March 31, 2023 and included in Trade and other payables. Total share issues (less transaction cost) from January 1, 2023 to date of the approval of the condensed consolidated interim financial statements amounted to $5.645 million and total shares outstanding was 425,765.

20       Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. Regarding Blanket Mine the costs of site restoration are discounted based on the estimated life of mine. Site restoration costs at Blanket Mine are capitalised to mineral properties on initial recognition and depreciated systematically over the estimated life of the mine. Site restoration at Maligreen and Bilboes Gold Limited are capitalised to the exploration and evaluation assets on initial recognition.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

20       Provisions (continued)

Reconciliation of site restoration provision	2023	December 31, 2022

Balance January 1	2,958	3,294
Unwinding of discount	66	132
Change in estimate - adjustment capitalised in Property, plant and equipment	(30)	(468)
Acquisition - Bilboes	704	–
Balance March 31	3,698	2,958

Current	–	–
Non-current	3,698	2,958

The discount rates currently applied in calculating the present value of the Blanket Mine provision is 3.81% (2022: 4.14%), based on a risk-free rate and cash flows estimated at an average 3.10% inflation (2022: 2.40%). The gross rehabilitation costs, before discounting, amounted to $3,137 (2022: $3,137) for Blanket Mine, 135,478 for Maligreen and $704 for Bilboes Gold Limited as at March 31, 2023.

21       Loan note instruments

Loan note instruments - finance costs		2023	2022

Motapa loan notes	21.1	475	–
Solar loan notes	21.2	25	–
		500	–

Loan note instruments - Financial liabilities		2023	December 31, 2022

Motapa loan notes	21.1	2,180	7,104
Solar loan notes	21.2	4,445	–
		6,625	7,104

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

21       Loan note instruments (continued)

21.1       Motapa loan note instruments payable

On November 1, 2022 Caledonia, in connection with the Share Purchase Agreement, entered into a Loan note Instrument agreement (“Loan note” or “Notes”) with Bulawayo Mining to acquire all the shares of Motapa Mining Company UK Limited (“Motapa”), along with its wholly owned subsidiary Arraskar Investments (Private) Limited (“Arraskar”). The purchased shares are with full title guarantee and free from all Encumbrances, together with all rights attached or accruing to them. The Loan note certificates were also issued by Caledonia on November 1, 2022.

The aggregate principal amount of the Loan notes were limited to US$7.25 million. Interest on the Loan notes is compounded monthly an interest rate of 13% per annum. Interest shall be payable on the principal amount of the Loan notes outstanding from time to time from the issue date of the Loan notes until the date of redemption of the Loan notes at the interest rate. $5 million of the loan notes was paid on March 31, 2023 and $2.25 million is payable on June 30, 2023.

In each case, a later date may be agreed, in writing, between Caledonia and each of the noteholders.

All notes repaid by Caledonia shall be automatically and immediately cancelled and shall not be reissued.

If Caledonia fails to pay Bulawayo Mining any principal amount or any interest due on the notes on the date on which such amount becomes due and payable, Caledonia shall pay default interest at a rate of 10% per annum on such overdue amount from the date of such failure up to the date of actual payment (after as well as before judgment), calculated and accruing on a daily basis for so long as the amount remains unpaid.

Caledonia shall retain at least $1 million as the penalty sum, in a bank account held in its name in Jersey for so long as any amounts remain outstanding on the notes. No default interest shall be payable on the penalty sum.

The fair value of the Loan notes payable at inception was estimated to be $6,802 using the market approach method. The effective interest rate on the Loan note was estimated to be 12.75% per annum. The loan notes were subsequently measured at amortised cost.

A summary of the Loan notes payable were as follows:

Fair value November 1, 2022	6,802
Finance cost	302
December 31, 2022	7,104
Finance cost	475
Repayment	(5,399)
March 31, 2023	2,180

21.2       Solar loan note instruments

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan note instruments (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (PvT) Limited. The bonds carry an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $7 million of bonds were in issue at the date of approval of these financial statements. All bonds were issued to Zimbabwean registered commercial entities.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

21       Loan note instruments (continued)

21.2       Solar loan note instruments (continued)

A summary of the bonds are as follows:

January 1, 2023	–
Amounts received	4,500
Transaction costs	(80)
Finance cost	25
March 31, 2023	4,445

22       Trade and other payables

	2023	December 31, 2022

Trade payables	5,753	3,502
Electricity accrual	1,468	2,386
Audit fee	266	284
Shareholders for dividend (Non-controlling interest)	1,598	1,883
Voltalia accrual	1,851	1,852
Bilboes oxide project payable*	–	872
Bilboes deferred shares payable (note 5)	3,284	–
VFEX equity raise payable@	809	–
Other payables	1,471	651
Financial liabilities	16,500	11,430

Production and management bonus accrual - Blanket Mine	323	287
Other employee benefits	1,006	982
Leave pay	2,794	2,462
Bonus provision	130	1,025
Accruals	5,295	1,268
Non-financial liabilities	9,548	6,024
Total	26,048	17,454

*	On August 1, 2022, the purchase price to acquire the Bilboes oxide mine represented the cost to repair the plant and equipment and would have been recovered from the mining of the Bilboes oxides mine.
@	In April 2023 Caledonia raised approximately gross proceeds of $5,851 by issuing 425,765 ZDRs on the VFEX. Net proceeds to the value of $809 were received in March 2023 but the shares were not issued until after the end of the period. The remainder of the proceeds were received after period end and all of the VFEX shareholders received voting rights after period end.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

23       Cash flow information

Non-cash items and information presented separately on the Statements of cash flows statement:

	2023	2022

Operating (loss) profit	(1)	12,452
Adjustments for:
Impairment of exploration and evaluation assets (note 14)	–	467
Unrealised foreign exchange gains (note 11)	(1,749)	(1,948)
Cash-settled share-based expense (note 10.1)	280	367
Cash-settled share-based expense included in production costs (note 10.1)	394	513
Cash portion of cash-settled share-based expense	(1,672)	(1,468)
Equity-settled share-based expense (note 10.2)	110	82
Depreciation (note 13)	2,255	2,063
Fair value loss on derivative instruments	434	942
Cash generated from operations before working capital changes	51	13,470
Inventories	(71)	1,045
Prepayments	738	(3,651)
Trade and other receivables	(59)	780
Trade and other payables	5	200
Cash generated from operations	664	11,844

24       Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Blanket mine, Bilboes oxide mine, Exploration and evaluation assets (“E&E projects”) and South Africa describe the Group's reportable segments. The Blanket operating segment comprise Caledonia Holdings Zimbabwe (Private) Limited, Blanket Mine (1983) (Private) Limited, Blanket’s satellite projects and Caledonia Mining Services (Private) Limited (“CMS solar”). The Bilboes oxide mine segment comprise the oxide mining activities. The E&E projects segment, the exploration and evaluation activities of the Bilboes sulphide resources as well as the Motapa and Maligreen projects. The South African segment represents the sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for corporate administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below and combined with reconciling amounts that do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax or exploration and evaluation costs, as included in the internal management report that are reviewed by the Group's CEO. Segment profit or exploration and evaluation cost is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

24       Operating Segments (continued)

Information about reportable segments

For the three months ended March 31, 2023	Blanket mine	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	29,263	–	172	–	–	–	29,435
Inter-segmental revenue	–	2,109	–	–	(2,109)	–	–
Royalty	(1,471)	–	(9)	–	–	–	(1,480)
Production costs	(16,079)	(2,111)	(3,346)	–	1,686	–	(19,850)
Depreciation	(2,794)	(36)	–	–	585	(10)	(2,255)
Other income	5	13	–	–	–	–	18
Other expenses	(638)	–	(2)	–	–	–	(640)
Administrative expenses	(39)	(676)	(216)	–	–	(5,007)	(5,938)
Management fee	(560)	560	–	–	–	–	–
Cash-settled share-based expense	–	–	–	–	394	(674)	(280)
Equity-settled share-based expense	–	–	–	–	–	(110)	(110)
Net foreign exchange gain (loss)	859	(65)	(4)	–	354	389	1,533
Fair value loss on derivative liabilities	–	–	–	–	–	(434)	(434)
Net finance cost	(518)	117	(1)	–	–	(365)	(767)
(Loss) profit before tax	8,028	(89)	(3,406)	–	910	(6,211)	(768)
Tax expense	(2,992)	(73)	–	–	(137)	(300)	(3,502)
(Loss) profit after tax	5,036	(162)	(3,406)	–	773	(6,511)	(4,270)

As at March 31, 2023	Blanket mine	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	32,620	2,012	–	3,081	(11)	13,197	50,899
Non-Current (excluding intercompany)	181,191	713	872	85,020	(6,685)	7,958	269,069
Expenditure on property, plant and equipment (note 13)	16,346	27	–	–	(1,824)	(11,438)	3,111
Expenditure on evaluation and exploration assets (note 14)	-	–	–	71,550	–	–	71,550
Intercompany balances	43,984	13,135	–	–	(139,737)	82,618	–

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

24       Operating Segments (continued)

As at March 31, 2023	Blanket	South Africa	Bilboes oxides	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Geographic segment liabilities:
Current (excluding intercompany)	(30,079)	(2,234)	–	(2,879)	–	(12,030)	(47,222)
Non-current (excluding intercompany)	(11,902)	(69)	–	(730)	(37)	(458)	(13,196)
Intercompany balances	(22,930)	(34,673)	–	(6,296)	139,737	(75,838)	–

For the three months ended March 31, 2022	Blanket	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	35,072	–	–	–	35,072
Inter-segmental revenue	–	4,436	(4,436)	–	–
Royalty	(1,758)	–	–	–	(1,758)
Production costs	(13,723)	(4,316)	3,680	–	(14,359)
Depreciation	(2,551)	(39)	542	(15)	(2,063)
Other income	2	–	–	–	2
Other expenses	(326)	–	–	(467)	(793)
Administrative expenses	(47)	(642)	13	(1,695)	(2,371)
Management fee	(970)	970	–	–	–
Cash-settled share-based expense	–	–	513	(880)	(367)
Equity-settled share-based expense	–	–	–	(82)	(82)
Net foreign exchange gain (loss)	1,283	322	(124)	(572)	909
Fair value loss on derivative instruments	–	–	–	(1,738)	(1,738)
Net finance cost	(244)	(7)	–	135	(116)
Profit before tax	16,738	724	188	(5,314)	12,336
Tax expense	(4,362)	(114)	(83)	(160)	(4,719)
Profit after tax	12,376	610	105	(5,474)	7,617

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

24       Operating Segments (continued)

As at March 31, 2022	Blanket	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Geographic segment assets:
Current (excluding intercompany)	38,395	3,564	(11)	8,280	50,228
Non-Current (excluding intercompany)	166,379	850	(4,733)	5,567	168,063
Expenditure on property, plant and equipment (note 13)	9,036	(1,111)	4,440	–	12,365
Expenditure on evaluation and exploration assets (note 14)	220	–	–	4	224
Intercompany balances	33,085	11,186	(93,032)	48,761	–

Geographic segment liabilities:
Current (excluding intercompany)	(12,164)	(1,246)	–	(5,288)	(18,698)
Non-current (excluding intercompany)	(10,667)	(200)	175	(937)	(11,629)
Intercompany balances	(12,554)	(35,114)	93,032	(45,364)	–

Major customer

Revenues from Fidelity amounted to $29,435 (2022: $35,072) for the three months ended March 31, 2023.

In April 2023 the Company successfully implemented a mechanism whereby gold produced by Blanket is exported directly by Caledonia to a refiner outside Zimbabwe, which makes payment directly into Caledonia's bank account in Zimbabwe. Unrefined gold continues to be processed at Fidelity a subsidiary of the RBZ, on a toll-treatment basis, in accordance with requirements of the Zimbabwe government for in-country refining and to allow the Zimbabwe authorities full visibility over the gold produced and exported by Caledonia. The resultant gold is exported under the gold dealing licence that is held by FGR to a refinery outside Zimbabwe which undertakes the final refining process and sells the gold on behalf of Caledonia.  Caledonia receives the proceeds of the gold sales directly into its bank account in Zimbabwe within a few days of delivery to the final refiner. This arrangement in respect of production from Blanket Mine complies with the current requirements to pay a 5 per cent royalty and that Blanket continues to receive 75 per cent of its revenues in US dollars and the balance in local currency. In due course, Caledonia expects that the production from Bilboes and any of its other operations in Zimbabwe will be subject to the same export arrangement. Up to the date of approval of the Condensed consolidated interim financial statements the Group has made $3.8 million of sales to Al Etihad Gold Refinery DMCC (“AEG” an accredited Dubai Good Delivery refinery), representing 1,936 ounces and has received payment in full. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

Additional information

DIRECTORS AND OFFICERS at May 15, 2023

BOARD OF DIRECTORS	OFFICERS
J. L. Kelly (2) (3) (4) (6) (8) Chairman of the Board	M. Learmonth (5) (6) (7) (8) Chief Executive Officer
Non-executive Director	Jersey, Channel Islands
Connecticut, United States of America

S. R. Curtis (5) (6) (8)	D. Roets (5) (6) (7) (8)
Non-executive Director Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. Holtzhausen (1) (2) (4) (5) (6)	C.O. Goodburn (6) (7)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	Chief Financial Officer Johannesburg, South Africa

M. Learmonth (5) (6) (7) (8)	A. Chester (7) (8)
Chief Executive Officer Jersey, Channel Islands	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands
N. Clarke (3) (4) (5) (6) (8)
Non-executive Director	BOARD COMMITTEES
East Molesey, United Kingdom	(1) Audit Committee
(2) Compensation Committee
G. Wildschutt (1) (3) (4) (6) (8)	(3) Corporate Governance Committee
Non-executive Director	(4) Nomination Committee
Johannesburg, South Africa	(5) Technical Committee
(6) Strategic Planning Committee
D. Roets (5) (6) (7) (8)	(7) Disclosure Committee
Chief Operating Officer	(8) ESG Committee
Johannesburg, South Africa

G. Wylie (1) (2) (4) (5) (6)
Non-executive Director
Malta, Europe

V. Gapare (5) (6) (8)
Executive Director
Harare, Zimbabwe

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

Additional information

CORPORATE DIRECTORY as at May 15, 2023

CORPORATE OFFICES	SOLICITORS
Jersey	Mourant Ozannes (Jersey)
Head and Registered Office	22 Grenville Street
Caledonia Mining Corporation Plc	St Helier
B006 Millais House	Jersey
Castle Quay	Channel Islands
St Helier
Jersey JE2 3NF	Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
South Africa	40 King Street West
Caledonia Mining South Africa Proprietary Limited	Toronto, Ontario M5H 3Y4
Constantia Boulevard	Canada
Floracliffe
South Africa	Memery Crystal LLP (United Kingdom)
165 Fleet Street
London EC4A 2DY
Zimbabwe	United Kingdom
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277	Dorsey & Whitney LLP (US)
Causeway, Harare	TD Canada Trust Tower
Zimbabwe	Brookfield Place
161 Bay Street
Capitalisation (May 15, 2023)	Suite 4310
Authorised: Unlimited 71 Queen Victoria Street	Toronto, Ontario
Shares, Warrants and Options Issued:	M5J 2S1
Shares: 19,188,073	Canada
Options: 20,000
Gill, Godlonton and Gerrans (Zimbabwe)
SHARE TRADING SYMBOLS	Beverley Court
NYSE American - Symbol “CMCL”	100 Nelson Mandela Avenue
AIM - Symbol “CMCL”	Harare, Zimbabwe
VFEX - Symbol “CMCL”
Bowman Gilfillan Inc (South Africa)
BANKER	11 Alice Lane
Barclays	Sandton
Level 11	Johannesburg
1 Churchill Place	2196
Canary Wharf
London E14 5HP	AUDITOR
BDO South Africa Incorporated
NOMINATED ADVISOR	Wanderers Office Park
Cenkos Securities Plc	52 Corlett Drive
6.7.8 Tokenhouse Yard	Illovo 2196
London	South Africa
EC2R 7AS	Tel: +27(0)10 590 7200

MEDIA AND INVESTOR RELATIONS	REGISTRAR AND TRANSFER AGENT
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